Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 14a-12(b) and 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:

Perrigo Company plc

Commission File No. 001-36353

Mylan Board Unanimously Rejects Unsolicited Expression of Interest from Teva

Board concludes that approach grossly undervalues Mylan, includes low-quality, high-risk Teva stock, and would expose Mylan to a problematic culture and leadership with poor record of delivering shareholder value

Proposed combination also carries significant antitrust risk and would result in massive consolidation of supply and manufacturing, creating implications for pricing power and shortages

After thorough review, Board concludes Teva is unlikely to satisfy requirements for engagement

Mylan remains committed to its firm offer for Perrigo

POTTERS BAR, England, April 27, 2015 — Mylan N.V. (NASDAQ: MYL) today announced that its Board of Directors has unanimously rejected the unsolicited expression of interest from Teva Pharmaceutical Industries, Ltd. (NYSE and TASE:TEVA) to acquire Mylan, which was announced by Teva on April 21, 2015.

After a comprehensive review conducted in consultation with its financial and legal advisors, the Mylan Board concluded the approach did not meet any of the key criteria that would cause the Mylan Board to depart from the Company’s successful and longstanding standalone strategy, and consider engaging in discussions to sell the Company.

Mylan Executive Chairman Robert J. Coury commented, “Our Board has a very important fiduciary obligation to protect the best interests of the Company’s shareholders and other stakeholders, and has always been open to considering all paths forward in that regard, and this situation is no different. However, that does not mean we will entertain offers that grossly undervalue the company, and leave our shareholders and other stakeholders exposed to serious risk.

“After thorough consideration, Mylan’s Board unanimously determined that Teva’s proposal grossly undervalues Mylan, and would require Mylan’s shareholders to accept what we believe are low-quality Teva shares in exchange for their high-quality Mylan shares in a transaction that lacks industrial logic and carries significant global antitrust risk. In addition, we also believe that the proposal does not address the serious challenges of integrating two fundamentally different and conflicting cultures under a Teva Board and leadership team with a poor record of delivering sustainable shareholder value. We believe that these challenges would make it very difficult to generate value from this combination for Mylan shareholders.

“Furthermore, the proposal contains nothing meaningful indicating why a combination with Teva would be in the best interest of Mylan’s employees, patients, customers, communities and other stakeholders. In summary, the Board determined that Teva’s expression of interest is not in the best interests of Mylan, its shareholders or other stakeholders, and we believe that this is only a mere attempt by Teva to frustrate and distract Mylan from its business plan and strategy.”

The following is the text of the letter that was sent on April 27, 2015, to Teva’s President and Chief Executive Officer, Erez Vigodman.

April 27, 2015

Erez Vigodman

Chief Executive Officer

Teva Pharmaceutical Industries, Ltd.

5 Basel St.

P.O. Box 3190 Petach Tikva

Israel 49131

Dear Erez:

First, let me say what a pleasure it was to meet you for the first time in New York last Friday. As we discussed, I was very disappointed by your decision to make your interest in Mylan public without first taking the time to speak to me or meet in person. As those who know me will attest, I always am willing to discuss opportunities to create value for Mylan’s shareholders and other stakeholders, and although it was after-the-fact, I was happy to grant you the opportunity to meet with me in person to hear your rationale outlined in your letter dated April 21, 2015.

During our meeting, we touched on Teva’s many struggles throughout the last several years, including the approval of the first generic version of your flagship product Copaxone® (despite Teva’s claims that an AB-rated generic would never be approved); the persistent turnover and turmoil amongst the Teva leadership and Board and the resulting strategic confusion; Teva’s consistent underperformance in comparison to the market and our industry; and your increasing need to find new sources of future growth. As I am sure you are aware, Mylan’s historical compound annual growth rates (CAGR) in terms of revenues and adjusted EBITDA from 2011-2014 are more than double Teva’s.1

Erez, you told me in our meeting that Teva is different now and the challenges and cultural issues you have faced previously were now in the past. You assured me that Teva’s new Board and management team had brought a new approach to the way it does business. Yet, this change was not evident in the way you approached your interest in Mylan. Through your leadership, you had the opportunity to set the right tone, and show the world that there is a new Teva. Instead, you chose to approach Mylan in a way that demonstrates that the old Teva is very much still alive, which only continues to beg questions about Teva’s credibility.

In contrast, our engagement with Perrigo has been based on a long history of mutual respect and prior private discussions. My initial letter to Joe Papa was made public after we were advised to do so by outside counsel pursuant to legal requirements, and I personally informed Joe in advance of making the proposal public.

[1]	Calculated based on Mylan and Teva SEC filings.

For the sake of your current and future shareholders, employees, patients, customers, communities and other stakeholders, I do hope you find a way to eventually change Teva’s culture and establish credibility in your business dealings. However, we do not wish to make Teva’s problems Mylan’s problems, or to inflict them on Mylan’s shareholders and other stakeholders. This potential combination is clearly in no one’s best interest.

At the conclusion of our meeting, however, I committed to you that I would take to the Mylan Board your indication of interest and your Board’s beliefs as expressed in your letter to me, and I stated that the Mylan Board would respond accordingly. Please find below that promised response.

The Board of Directors of Mylan received and carefully reviewed your expression of interest and beliefs with the assistance of our financial advisor, Goldman, Sachs & Co., our legal counsel, Cravath, Swaine & Moore LLP, and our Dutch legal counsel, NautaDutilh N.V.

Following thorough consideration, the Mylan Board unanimously rejected Teva’s expression of interest after determining it does not satisfy any of the key criteria necessary to permit our Board to depart from our successful and longstanding standalone strategy, or be distracted from our pursuit of other value-creating initiatives, to consider engaging in discussions to sell Mylan.

The Mylan Board of Directors has a very important fiduciary obligation under Dutch law to act in the best interests of the Company’s shareholders, employees, patients, customers, communities and other stakeholders. The Board always has been open to considering any and all paths forward in that regard, and has recognized that under certain circumstances it is possible that pursuing a proposal contemplating the sale of Mylan could be in the best interests of Mylan’s shareholders and other stakeholders. The Teva expression of interest, however, is not even close to qualifying as a proposal worth pursuing.

The Mylan Board believes that transparency regarding its position is in the best interests of the Company and its important constituencies. For that reason, even though Mylan is not for sale, the Board has asked me to lay out the conditions that would need to be satisfied by a potential acquirer before Mylan’s Board would be willing to consider any disruptions to our Company and its focused execution on our standalone strategy and enter into any discussions about the possibility of selling the Company.

In reviewing these criteria, it should be clear to you and to your Board why Teva’s expression of interest and its beliefs fall far short of convincing us to engage in any further discussions at this time. You should not view this explanation as a negotiating position or a counter-offer; it is neither. It is simply an explanation of the minimum criteria a proposal would need to satisfy before our Board would consider it worth pursuing. To be frank, given Teva’s history and actions to date, it is implausible that Teva can realistically satisfy our minimum criteria as set forth below.

1.Valuation

Mylan has created tremendous value for its shareholders over the long term. Our standalone story and opportunity are clear, and have been laid out consistently for our shareholders and other stakeholders.

As you and your advisors are well aware, many transactions have taken place in our space, including several with lesser quality players and much more robust valuations than what you expressed. I believe that the grossly insufficient valuation you have presented can only be attributed to a lack of real commitment to pursuing this transaction.

As we have communicated many times to the public, our shareholders and other stakeholders, our Board and management are not, and will never be, entrenched; however, that does not mean we will entertain offers that grossly undervalue our Company. Our Board will certainly not consider engaging in discussions to sell the Company unless the starting point of the discussions is significantly in excess of $100 per share. This valuation is consistent with a best-in-class asset such as Mylan and with one that has a strong foothold in India, which provides a highly competitive cost structure and a strong backbone for growth. Similar acquisitions in recent history in the specialty and generics industry that were transformational and included best-in-class assets with significant growth prospects have had an average LTM EBITDA multiple of approximately 20x. 2 Generic manufacturers with a large Indian component have had an even higher average multiple at approximately 25x.3 In stark contrast, your expression of interest values Mylan at approximately 16.6x EBITDA4.

2.Currency of Acquisition Consideration, Industrial Logic and Cultural Fit

Acquisitions of public companies can come in the form of stock, cash or a mix of stock and cash. The willingness of the Mylan Board to entertain the inclusion of shares of a potential acquirer as the currency for an acquisition depends on the quality of the potential acquirer and its stock.

If a potential acquirer is a strong company with a tried and tested leadership, strong growth prospects, a robust strategy for sustainable, long-term growth, complementary assets and a proven history of successful execution, then the Mylan Board would be open to the inclusion of stock as acquisition consideration. But, based on our evaluation, that is not the case here.

Simply put, the Mylan Board has no interest in considering an expression of interest that, based on our evaluation of the factors below, requires Mylan shareholders to accept what we believe is low-quality and high-risk currency in the form of Teva shares in exchange for their higher-quality and lower-risk Mylan shares in a transaction that lacks sound industrial logic and is likely to be significantly value and growth destructive.

[2]	Average LTM EBITDA multiple based on the following transactions: Pfizer’s announced acquisition of Hospira (5-Feb-2015), Actavis’ announced acquisition of Allergan (17-Nov-2014), Actavis’ announced acquisition of Forest Laboratories (18-Feb-2014), Teva’s announced acquisition of Barr Pharmaceuticals (18-Jul-2008), Fresenius’ announced acquisition of APP (7-Jul-2008), Mylan’s announced acquisition of Merck KGaA (12-May-2007) and Novator Partners’ announced acquisition of Actavis (10-May-20107).
[3]	Average LTM EBITDA multiple based on the following transactions: Sun Pharma’s announced acquisition of Ranbaxy (6-Apr-2014), Mylan’s announced acquisition of Strides Arcolab’s Agila Specialties Injectables Unit (27-Feb-2013), Abbott Laboratories’ announced acquisition of Piramal’s Domestic Formulation Business (21-May-2010) and Daiichi Sankyo’s announced acquisition of Ranbaxy (11-Jun-2008).
[4]	Based on Mylan 2015 IBES forecast.

As you well know, Teva faces the looming loss of significant revenue from the end of exclusivity for the Copaxone® franchise, and has seen years of consistent and significant underperformance, even while enjoying the benefits of Copaxone®. Further, Teva has faced a constantly changing and flip flopping strategy, rotating leadership, shareholder outrage and a flat to negative growth outlook.

Acquiring a great company like Mylan would not fix a struggling Teva because of the lack of sound industrial logic for such a combination. It is clear that your proposed acquisition is in the pursuit of size, not strategy, and does not address the significant structural and other challenges to Teva’s recovery. There is simply no ultimate benefit in the three core areas that we believe are essential to any transaction in our industry: geographic reach, portfolio diversification and capability expansion.

Our geographic positions are largely the same and combining them would add significant complexity without adding meaningful exposure to new markets.

Our portfolios carry substantial redundancy with thousands of overlapping products globally. Importantly, this overlap includes key pipeline products expected to drive growth in the near and long-term, including generic Advair®, generic Copaxone®, generic EpiPen® Auto-Injector and several biosimilar products.

Further, Mylan and Teva bring each other little in terms of new capabilities. It is important to note that given the massive overlap between our companies, the synergizing of redundant or similar efforts and products will inherently have a major negative impact on the very growth prospects you are aiming to extract from Mylan. What will be left is a short-term financial pop and longer-term value erosion.

Combining our two organizations to achieve growth requires more than just sorting through size and complexity. We believe that significant cultural differences would make the successful integration of the two companies nearly impossible. At Mylan, we have consistently set a clear strategic plan and we reward our employees for accomplishing our objectives. This is something we feel strongly has contributed to our consistent outperformance. On the other hand, Teva’s underperformance has been directly attributed to its “dysfunctional” culture. In fact, one of your most vocal shareholders who has studied your company in-depth and knows your management team and Board very well stated explicitly to Reuters with respect to integrating culture that “Mylan would give Teva severe indigestion.”5

This is only further exacerbated when examined globally. Mylan operates a complex and substantial business in India where more than 12,0006 of our employees reside, 21 manufacturing facilities are located,7 and a major R&D hub for our global business is positioned.8 Teva has a limited presence and experience in the country, and in fact has been disparaging about India’s products and culture. In a Business Standard article entitled “Teva Execs Remark Creates Furor

[5]	Reuters, “Teva shares slide on generic Copaxone fears” – 19-April-2015
[6]	Internal Mylan figure
[7]	Mylan factsheet on Mylan.com
[8]	Mylan factsheet on Mylan.com

in Indian Pharma,” a senior Teva officer was reported saying, “you would never sit on a plane if you thought that the parts were coming from a dodgy factory somewhere that you didn’t know. So, why do we accept this for medicines?”9 Bringing Teva’s “dysfunctional” culture to the region could disrupt the core of our business, result in the flight of key talent (in India and elsewhere), and meaningfully and adversely impact the results of the possible combination. This challenged culture at Teva is, we believe, a direct result of a Board of Directors that refuses to change, lacks adequate global pharmaceutical experience and consistently meddles in company operations. This is the same Board that was described as “like a nuthouse” by an investor in a Bloomberg article10.

Since 2007, your Board has churned through three different Chief Executive Officers, running the only one with the global pharmaceutical experience, which we think is critical to the position, out of town within 18 months of being on the job. Any investor should be gravely concerned that an experienced lead executive could be dismissed over “slight differences” of opinion with the Board. We believe that these rapid changes in a short period of time have left the company with a complete lack of long-term strategic focus. While I recognize that you are fairly new to your position, I cannot ignore the fact that you were present on Teva’s Board during some of the company’s most turbulent and “dysfunctional” times.

Ten years of acquisitions and a flip-flopping strategy have left Teva with a smattering of assets in specialty, generics, biotech and consumer. You claim to want to “redefine the generics industry,” but what faith can we have that you have any clear vision for the industry at all? And how can investors be assured this “redefinition” will not be abandoned for yet another new strategy?

Customers and partners already have voiced their concerns about Teva, given its culture and reputation, and indicated their lack of support for the possible combination.

We also have serious concerns about Teva’s ability to integrate and efficiently run a combined company, and deliver meaningful shareholder value. There is simply no track record for investors to find. A review of the facts offers a clear view why we believe Teva stock is unacceptable.

•	In the past three years Teva has underperformed peers and the S&P 500 index by 223% and 12%[11], respectively.

•	Teva’s growth prospects as outlined by analysts calls for a CAGR of revenue from 2015-2017 of (0.6)%[12] and a CAGR of EBITDA in the same time period of 2.1%[12].

[9]	Remarks made by Teva Europe’s President and CEO, Gerald Van Odijk, while participating in the annual meeting of the European Association of Pharmaceutical Full-line Wholesalers (GIRP) in Cannes in 2010 and as reported in the media: http://www.business-standard.com/article/companies/teva-exec-s-remark-creates-furore-in-indian-pharma-110062200080_1.html
[10]	Bloomberg, “Teva Returns to Roots After Outside CEO Faces ‘Nuthouse’” – 5-March-2014
[11]	Stock price appreciation based on performance from 24-Apr-2012 to 24-Apr-2015. Selected Peers includes: Actavis, Akorn, Endo, Jazz, Mallinckrodt, Perrigo and Valeant.
[12]	Analyst estimates based on I/B/E/S median estimates as of April 24, 2015.

•	The median analyst price target for Teva represents a 1.0%[13] premium to its current stock price. Analysts have lowered EPS estimates for Teva by approximately 10% over the last two years[12].

•	In the past three years, Teva’s stock price has appreciated 42%, while Mylan’s stock price has appreciated 247%[11].

Mylan, on the other hand, has delivered very strong performance:

•	Mylan has grown revenue at a CAGR of 9%[14] in the past six years, adjusted EBITDA by 15%[14] and adjusted diluted EPS by 28%[14] over the same time period.

•	Our three-year annualized total shareholder return of 36.2%[15] more than doubles the S&P 500 and beats the S&P 500 Pharmaceuticals average. Our one- and five-year total shareholder return numbers also beat both metrics.

These numbers speak for themselves. With the pending loss of exclusivity for the Copaxone® franchise (also impacting the 40 mg), they will likely only get worse.16 Wall Street estimates show that this loss could result in more than $600 million in annual EBITDA impact.

The bottom line is that it would not be sensible for the Mylan Board to consider an expression of interest for a business combination that would result in Mylan shareholders being forced to take stock of a poorly performing troubled company in a combination that lacks industrial logic and is a terrible cultural fit.

3.Regulatory Risk

Mylan’s Board would not be willing to consider a sale of the Company unless a potential acquirer agrees at the outset to bear the entire regulatory risk. The possibility of agreeing to sell the Company and then having the regulators block the transaction (see Time Warner Cable, whose transaction with Comcast was terminated just last week in light of significant regulatory concerns) is an unacceptable risk for our Company, shareholders, employees, patients, customers, our communities and other stakeholders, particularly given the strength of our platform and the positive trajectory of our Company.

For this reason, before our Board would seriously consider a proposal to sell Mylan, the potential acquirer would need to agree to guarantee to the Board’s satisfaction that the transaction would receive regulatory approval, regardless of what actions the potential acquirer will need to take in order to make that happen. No exceptions would be acceptable. Furthermore, the potential acquirer would need to commit that the deal would close and our shareholders would receive their consideration within a relatively short period. As a

[13]	Median analyst price target per Bloomberg as of 3-Apr-2015.
[14]	Represents compound annual growth rate from 2008 to 2014 per Company SEC filings.
[15]	Annualized total shareholder return based on month-end share price from 30-Mar-2012 to 31-Mar-2015.
[16]	Goldman Sachs research report on Teva, “What to expect from 2015 guidance; increasing our estimates” – 2-Dec-2014.

point of reference, our proposal to Perrigo contemplates “hell or high water” requirements, as well as a commitment to close within seven months. We do not believe that Teva could offer similar comfort.

We continue to believe that our massive overlapping positions would create significant antitrust concerns, creating the need for meaningful value-destructive divestitures. Furthermore, we believe regulators will, and should, care not just about overlapping products but the significant concentration of manufacturing power and supply to the market, as well as pricing power and potential for drug shortages. Already a respected medical professional has commented that the combination is problematic.17 Despite your need to move quickly to attempt to salvage shareholder value at Teva, sorting through an issue as critically important as the price and supply of generic medicines will not be easy or fast.

There are significant risks that regulators would block a combination of Mylan and Teva, and even if regulators were willing to approve the transaction, they would require significant divestitures. Despite this, Teva has not made a commitment to guarantee that it would obtain regulatory approval in connection with its expression of interest, and it has not indicated an acceptable deadline—or any deadline—by which it would do so.

4.Other Stakeholders

The Mylan Board of Directors takes its fiduciary duties owed to all stakeholders under Dutch law very seriously. In fact one of the main reasons why Mylan chose to organize itself in the Netherlands is its remarkable similarity to Mylan’s former domicile in Pennsylvania, which also has a long history of respecting the value of all stakeholders in addition to shareholders.

Mylan has been extremely successful at creating shareholder value while at the same time maximizing the best interests of employees, customers, patients, our communities and our other stakeholders and pursuing the Company’s mission to provide a broad range of affordable, high-quality medicine to the world population. Teva’s expression of interest contains nothing indicating why a combination with Teva would be in the best interests of Mylan’s employees, patients, customers, communities or other stakeholders. In fact, we believe that statements in the press attributed to Teva’s team have indicated that Teva does not believe the interests of these stakeholders are important. We also were interested to read in your communications to your employees that your operations in Israel would be unaffected by a combination, reflecting your long history of refusing to take costs out of Israel at the expense of far more efficient operations and employment elsewhere.

Mylan’s Board would not engage in any proposal that the Board did not believe was in the best interests of its stakeholders. Teva’s expression of interest, which contemplates significant synergies without saying where they will come from and involves a potential acquirer that has been widely viewed as dysfunctional and poorly run and that has consistently flip-flopped on strategy, is not in the best interests of any of our stakeholders or of Mylan’s mission.

Based on all of the foregoing, Mylan’s Board unanimously decided to reject Teva’s proposal. The proposal grossly undervalues Mylan, and it would require Mylan’s shareholders to accept what we believe are low-quality Teva shares in exchange for their high-quality Mylan shares in a

[17]	Reuters, “DEALTALK-Drug overlaps, shortages may complicate Teva bid for Mylan” – 24-April-2015 transaction that lacks industrial logic and carries significant global antitrust risk. Furthermore, it calls for two fundamentally different and conflicting cultures to be integrated under a Board and leadership team with absolutely no proven ability to deliver sustainable shareholder value. Simply put, Teva’s expression of interest is not in the best interests of Mylan’s shareholders, employees, patients, customers, communities and other stakeholders.

As this letter demonstrates, we have a keen appreciation for the challenges you face. The Mylan Board wishes you the best in attempting to turn Teva around.

Sincerely,

Robert J. Coury

Executive Chairman

ABOUT MYLAN

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which approximately 40% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in about 145 countries and territories. Our workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Mylan in respect of the information in this announcement relating to Perrigo, the Perrigo Group, the Perrigo Board, Teva, the Teva Group, the Teva Board and, in each case, the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with Mylan’s proposed acquisition of Perrigo (the “proposed transaction”) and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this communication or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this communication or any such statement.

ADDITIONAL INFORMATION

In connection with Mylan’s offer to acquire Perrigo (the “offer”), Mylan expects to file certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, a Registration Statement on Form S-4 and a proxy statement on Schedule 14A (in preliminary and then definitive form). This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the offer. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE)

BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company. ADVAIR® is a registered trademark of Glaxo Group Limited Corporation. COPAXONE® is a registered trademark of Teva Pharmaceutical Industries LTD. EPIPEN® AUTO-INJECTOR is a registered trademark of Mylan Inc.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the offer under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in the Mylan proxy statement/prospectus on Form S-4 filed with the SEC on December 23, 2014 and Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Mylan’s shareholders generally, will also be included in the materials that Mylan intends to file with the SEC when they become available.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for Mylan, Perrigo, or the combined company and products and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties as to the timing of the proposed transaction; uncertainties as to whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the proposed transaction; uncertainties as to whether shareholders will provide the requisite approvals for the proposed transaction; the possibility that competing offers will be made; the possibility that certain conditions to the consummation of the proposed transaction will not be satisfied; the possibility that Mylan will be unable to obtain regulatory approvals for the proposed transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the proposed transaction; the ability to meet expectations regarding the accounting and tax treatments of the proposed transaction, changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the proposed transaction; the retention of certain key employees of Perrigo being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected time-frames or at all and to successfully integrate Perrigo; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s ability to execute on new product opportunities; the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel;

changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 and our other filings with the SEC. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this release, except as required by law.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.

SOURCES AND BASES OF INFORMATION

Sources and bases of information contained in the letter reproduced in this announcement can be found in the footnotes to that letter.

CONTACTS

Nina Devlin (Media)

724.514.1968

Kris King (Investors)

724.514.1813